Exhibit 99.2
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                      [Denmark Bancshares, Inc. letterhead]



To our Shareholders and Other Interested Persons:

     The board of directors of Denmark Bancshares, Inc. is pleased to announce that in response to requests we have received in recent years, and in order to accommodate growth in our banking and other businesses, we are offering to sell additional shares of our common stock to our existing shareholders and certain other persons.

     The offering is described in the enclosed prospectus, which we urge you to read carefully in making a decision whether to invest. Also enclosed are a copy of our annual report to shareholders issued earlier this year and a copy of the subscription agreement which you should complete and return, according to the instructions, if you do wish to invest.

     It is important that you note that if you are currently a shareholder, you have the "preemptive" right, under state law, to subscribe for and purchase your proportionate share of this offering, which is equal to one share of newly issued stock for every ten shares currently owned. You are not, of course, required to purchase additional shares, and if you are a current shareholder you may submit a subscription agreeing to purchase any whole number of shares from 1 share to the entire offering of 10,850 shares. If the offering is oversubscribed by our current shareholders, the preemptive rights of all existing shareholders will be honored, and all additional subscriptions will be treated as "Priority II" subscriptions as described in the next paragraph.

     If you are not currently a shareholder of the company, your subscription will be filled after the preemptive rights of all current shareholders have been satisfied. The company reserves the right to decline to accept subscriptions from non-shareholders for any reason, and to accept subscriptions in part only, and has imposed a minimum subscription of 5 shares upon all potential new shareholders. We will not accept subscriptions from any person, other than an existing shareholder, whose principal residence is located outside the State of Wisconsin.

     We are pleased to extend this invitation to invest in and grow with our company and its operating affiliates, as we help our community to grow for the future. If you have questions about the offering, please call Darrell R. Lemmens or Dennis J. Heim at (920) 863-2161.

                                    Sincerely,

                                    /s/ Darrell R. Lemmens

                                    Darrell R. Lemmens,
                                    Chairman and President